
Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

02028496

28th March 2002

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Mandarin Oriental International Limited ("MOIL")
- Annual Report 2001

We attach for your information a notification dated 28th March 2002 in respect of MOIL which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED

MAY 0 1 2002

THOMSON
FINANCIAL

Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Annual Report and Accounts
Released	07:13 28 Mar 2002
RNS Number	7485T

MANDARIN ORIENTAL INTERNATIONAL LIMITED

ANNUAL REPORT 2001

Mandarin Oriental International Limited announces that its Annual Report for the year ended 31st December 2001 has been posted to shareholders today, Thursday, 28th March 2002, and is available on the Company's website at www.mandarinoriental.com.

A copy of the above report has also been submitted to the UK Listing Authority (the "UKLA"), and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Mandarin Oriental International Limited

28th March 2002

www.mandarinoriental.com

END

[Close]

Next ▶